HOLDING

RECEIVED

2006 MAR 28 A 11:45

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A. [redacted]

06011950

Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Kay Amelungse
Telephone +49/89/20 30 07-703
Fax +49/89/20 30 07-772
E-mail Kay.Amelungse
@HypoRealEstate.com

Rule 12g3-2(b) File No.
82-34748

Date 23 March 2006

SUPPL

Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

Dr. Heiner Bendfeld

Kay Amelungse

Enclosures

(1) 03 March 2006 — Press release: Successful completion of £175.9 million refinancing facility for Moorfield Real Estate Fund

(2) 06 March 2006 — Press release: Sole underwriter of €513.5 million of acquisition and documentary facilities for the Morgan Stanley Real Estate ("MSRE") acquisition of the commercial development business of AM NV

(3) 08 March 2006 — Press release: Second "Slimbo" money market bond issued by Hypo Real Estate Bank International AG (Stuttgart)
- "Slimbo No. 2" with an issue volume of € 1 billion
- Reoffer spread: 2.5 bp above eight-month Euribor
- ISIN: DE000A0JBSR3
- Maturity: 14.11.2006

PROCESSED

MAR 28 2006

THOMSON FINANCIAL

(4) 10 March 2006	Press release: Hypo Real Estate Bank International: Successful completion of a € 200 million umbrella financing for The Accession Fund, managed by GLL Real Estate Partners
(5) 23 March 2006	Disclosure pursuant to sec. 25 par. 1 of the German Securities Trading Act (WpHG)

Press release

Hypo Real Estate Bank International: Successful completion of £175.9 million refinancing facility for Moorfield Real Estate Fund

London/Munich, March 3rd 2006: Hypo Real Estate Bank International announces that it has provided Moorfield Real Estate Fund Limited Partnership (MREF) with a £175.9 million facility to refinance two shopping centre assets in the UK; The Ridings Shopping Centre in Wakefield and The Capitol Shopping Centre in Cardiff. The deal closed on January 31st 2006.

The loan refinances the November 2005 purchase of the centres by Moorfield Real Estate Fund, which is the investment fund established and managed by Moorfield Group.

The Ridings Shopping Centre is the most dominant covered centre in Wakefield offering a total retail space c.265,000 sq ft allocated over 3 floors as well as 1,100 car parking spaces. The Capitol Shopping Centre is located within the prime retail area of Cardiff. The total retail space accounts for c.165,300 sq ft divided into 36 units, together with 420 car parking spaces.

Commenting, Harin Thaker, CEO of Hypo Real Estate Bank International's European Business Platform, said: "We have a longstanding relationship with Moorfield and are delighted to be able to build on this through our involvement in this refinancing"

Marc Gilbard, MD of Moorfield Group which is the investment and asset manager of Moorfield Real Estate Fund commented:
"It is a pleasure to continue working with Hypo Real Estate Bank International, who we always find to be co-operative and competitive. We look forward to more business together as we invest the Moorfield Real Estate Fund."

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

Press contact:
Oliver Gruß
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

Notes to editors:

Hypo Real Estate Group

The **Hypo Real Estate Group** (HREG) is one of the largest European providers of commercial real estate financing. The group consists of the non-operational listed holding company, namely **Hypo Real Estate Holding AG** based in Munich, and three operational entities. The **Hypo Real Estate Bank International AG** (Stuttgart) combines the international real estate financing activities. The centre of competence for the German market is **Hypo Real Estate Bank AG** based in Munich. **Hypo Public Finance Bank puc** (Dublin) combines public finance and Capital Markets activities.

Moorfield Group Limited

Moorfield's corporate strategy is to acquire properties, property-related opportunities and asset rich companies in the UK where active corporate, asset and financial management is expected to enhance both income and capital returns thereby increasing earnings and asset value.

Under its current management, **Moorfield Group** (Moorfield) was a public company listed on the London Stock Exchange from 1996 to March 2001, at which time the Company was taken private through a management buy-out. In 2005, following a highly successful investment and subsequent disposal programme of some £2 billion, Moorfield determined to invest and directly manage equity on behalf of third parties. To this end, the **Moorfield Real Estate Fund** Limited Partnership (MREF) has been formed by Moorfield. MREF has over £1 billion of purchasing capacity plus the ability to raise further funds through co-investment with its international 'blue chip' fund investors.

Press release

Hypo Real Estate Bank International: Sole underwriter of €513.5 million of acquisition and documentary facilities for the Morgan Stanley Real Estate ("MSRE") acquisition of the commercial development business of AM NV.

London/Munich, March 6th 2006: Hypo Real Estate Bank International announces today that it has exclusively underwritten a total of €513.5 million of acquisition and documentary facilities for MSRE to partially finance the acquisition of the commercial development business of AM NV. The transaction closed on January 25th 2006.

In partnership with MSRE, the company, now named Multi Development, aims to evolve into a pan-European developer/owner of shopping centres. Multi Development's favourable growth prospects, the increasing scale of its projects and its desire to continue participating in the properties it develops are expected to lead to a significant increase in the company's financing requirements.

Commenting, Harin Thaker, CEO of Hypo Real Estate Bank International's European Business Platform, said: "We are delighted to have been able to work in tandem with MSRE to provide a tailored finance solution that not only enabled them to execute the transaction successfully, but do so within an extremely tight time frame. I believe that this underwriting clearly demonstrates Hypo Real Estate Bank International's market leading ability to execute complex, property focused corporate deals."

Antoine Castro, a Vice President at MSRE commented: "As with other recent transactions completed by MSRE, this is an investment in a high quality management team and its ability to develop, manage and add value to its property assets. Multi Development will continue to focus on developing projects in traditional markets as well as in new countries where significant

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

growth is expected. Due to the creative and flexible structure provided by Hypo Real Estate Bank International, Multi Development will be able to pursue these goals."

Press contact:
Oliver Gruß
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

Hypo Real Estate Group

The **Hypo Real Estate Group** (HREG) is one of the largest European providers of commercial real estate financing. The group consists of the non-operational listed holding company, namely **Hypo Real Estate Holding AG** based in Munich, and three operational entities. The **Hypo Real Estate Bank International AG** (Stuttgart) combines the international real estate financing activities. The centre of competence for the German market is **Hypo Real Estate Bank AG** based in Munich. **Hypo Public Finance Bank** (Dublin) combines public finance and Capital Markets activities.

Press release

Second "Slimbo" money market bond issued by Hypo Real Estate Bank International AG (Stuttgart)

- **"Slimbo No. 2" with an issue volume of € 1 billion**
- **Reoffer spread: 2.5 bp above eight-month Euribor**
- **ISIN: DE000A0JBSR3**
- **Maturity: 14.11.2006**

Stuttgart/Munich, 8 March 2006: Hypo Real Estate Bank International AG (Stuttgart) has issued its second "Slimbo" (Short Liquid Money Market Bond).

The "HI Slimbo No. 2" has an issue volume of € 1 billion. It has a maturity of eight months and a coupon of 2,875%. The reoffer spread is 2.5 bp above eight-month Euribor. This is equivalent to a yield of 2,978%. The smallest tradable unit is € 50,000. The "HI Slimbo No. 2" will be listed at the Stuttgart stock exchange. The lead managers are: Deutsche Bank, DRKW, HVB, IXIS CIB, LBBW and WestLB.

Information for editors:

"Slimbo"- Short Liquid Money Market Bond
This type of bond, which is a new funding instrument, is a bearer bond with a minimum issue volume of € 500 million. "Slimbos" provide the advantages of high liquidity and a short life (approx. two years). The high liquidity, which will be retained until the last day of maturity, will be guaranteed by permanent market making of the lead managers. A further attractive aspect is the spread between bid and offer price which varies between one and four Cents depending on maturity. This means that the paper is very negotiable. Bloomberg and EUREX Bonds provide an electronic trading platform for the "Slimbo". Hypo Real Estate Bank International AG – at that time Wuerttembergische Hypothekenbank – issued its first "Slimbo" in September 2005 with an issue volume of € 1 billion.

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 München

Hypo Real Estate Bank International AG, Stuttgart

The **Hypo Real Estate Bank International AG**, Stuttgart, is part of the **Hypo Real Estate Group** (HREG) one of the largest European providers of commercial real estate financing. The group consists of the non-operational listed holding company, namely **Hypo Real Estate Holding AG** based in Munich, and three operational entities. The **Hypo Real Estate Bank International AG** (Stuttgart) combines the international real estate financing activities. The centre of competence for the German market is **Hypo Real Estate Bank AG** based in Munich. **Hypo Public Finance Bank** (Dublin) combines public finance and Capital Markets activities.

Press contact:

Hypo Real Estate Group:
Doris Linder
Telephone: +49 (0) 89 203007 774
Telefax.: +49 (0) 89 203007 772
Email: doris.linder@hyporealestate.com

Press release

Hypo Real Estate Bank International: Successful completion of a € 200 million umbrella financing for The Accession Fund, managed by GLL Real Estate Partners

London/Stuttgart/Munich, 10 March 2006: Hypo Real Estate Bank International announces that it has provided a € 200 million umbrella financing facility for The Accession Fund, an institutional property fund managed by GLL Real Estate Partners. The transaction closed on 28 February 2006.

The Accession Fund is targeting office, retail and logistics properties in Central and Eastern Europe, taking advantage of favourable market conditions in these countries that either have acceded to the European Union in 2004 or are scheduled to do so in 2007. GLL Real Estate Partners is a Munich and New York based real estate fund management company, partially owned by Assicurazioni Generali and Lend Lease Real Estate Investments. Founded in 2000, the company has approximately € 3 billion under management.

The first investment funded under the umbrella facility is the acquisition of the International Business Centre, Warsaw. The International Business Centre is located in the Central Business District of Warsaw, comprising 17.300sqm prime office space, the majority of which is leased to PricewaterhouseCoopers. A second phase is scheduled to be constructed shortly.

Commenting, Harin Thaker, CEO - Europe, said: "This transaction clearly demonstrates the way in which our European business platform works to deliver efficiently and successfully a highly structured finance solution for a key client. This is a multi-country facility for several markets in Central and Eastern Europe, a key focus area for our European business

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

strategy. We are looking forward to working with GLL Real Estate Partners on their expansion in this region."

Press contact:

Oliver Gruß
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

Notes to editors:

Hypo Real Estate Group

The **Hypo Real Estate Group** (HREG) is one of the largest European providers of commercial real estate financing. The group consists of the non-operational listed holding company, namely **Hypo Real Estate Holding AG** based in Munich, and three operational entities. The **Hypo Real Estate Bank International AG** (Stuttgart) combines the international real estate financing activities. The centre of competence for the German market is **Hypo Real Estate Bank AG** based in Munich. **Hypo Public Finance Bank puc** (Dublin) combines public finance and Capital Markets activities.

Accession Fund SICAV:

Accession Fund SICAV is a Luxembourg-based investment vehicle created to invest in property across the so-called Accession Countries in Central Europe. The Fund is composed of European and Middle Eastern institutional investors and closed in June with a total investment volume of €1 billion.. The Fund is advised by GLL Asset Management GmbH, a wholly-owned subsidiary of GLL Real Estate Partners GmbH, Munich, Germany.

GLL Real Estate Partners:

GLL Real Estate Partners, a Munich and New York based real estate investment management firm, was formed in 2000. GLL sponsors and manages funds, separate account portfolios, in Europe and the U.S. for European and other international institutional investors. GLL sponsored funds own prestigious assets such as Frankfurt's Messeturm, Morgan Stanley Spain's Headquarters in Madrid and RFF's headquarters in Paris. GLL operates through a global real estate network, offering its European investor-clients access to the world's most important real estate investment markets.

Hypo Real Estate
HOLDING

23.03.2006-Disclosure pursuant to sec. 25 par. 1 of the German Securities Trading Act (WpHG) - Capital Research and Management Company

Pursuant to sec. 21 par. 1 WpHG, Capital Research and Management Company, 333 South Hope Street, Los Angeles, CA-90071, USA, notified Hypo Real Estate Holding AG on 20 March 2006 of the following:

On 13 March 2006 our share of voting rights in Hypo Real Estate Holding AG in Munich (the "Company") fell short of the 5% threshold. Our share of voting rights now amounts to 4,847%. This corresponds to 6.498.233 votes. All of the aforementioned voting rights are to be ascribed to us in accordance with sec. 22 par. 1 sent. 1 no. 6 WpHG.

Hypo Real Estate Holding AG
Management Board